FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:    James J. Hoecker, Chairman;
                         Vicky A. Bailey, William L. Massey,
                         Linda Breathitt, and Curt Hebert, Jr.

             Central Illinois Light Company and The AES Corporation

                             Docket No. EC99-40-000

                             ORDER APPROVING MERGER

                             (Issued June 16, 1999)

                                 I. Introduction

          On February 19, 1999, Central Illinois Light Company (CILCO) and The AES Corporation (collectively, Applicants), filed a joint application under section 203 of the Federal Power Act (FPA)1 requesting Commission approval of the merger of CILCO's parent, CILCORP Inc. (CILCORP), into and with Midwest Energy, Inc. (Midwest), a wholly-owned subsidiary of AES, with CILCORP being the surviving entity, and thereafter, at the option of AES, the merger of CILCORP into AES. We will approve the proposed merger as consistent with the public interest.

                                 II. Background

A.   The Parties to the Merger

     1.   CILCO and CILCORP

          CILCO, a wholly-owned subsidiary of CILCORP,2 provides electric services to approximately 193,000 customers in central and east central

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1    16 U.S.C. 824b (1994).

2 CILCORP is an exempt public utility holding company under section 3(a)(1) of the Public Utility Holding Company Act (PUHCA), 15 U.S.C. 79c (1994). Applicants state that CILCORP has a subsidiary (QST), in addition to CILCO, that is involved in wholesale and/or retail energy transactions. QST, through its subsidiary QST Environmental Inc., provides environmental services to governmental and industrial clients across the United States. QST also provides energy and energy-related services to a broad spectrum of retail and wholesale customers through another subsidiary, QST Energy Inc. QST Energy Inc. has one wholly-owned subsidiary, QST Energy Trading Inc., which purchases and sells energy in the wholesale market. CILCO and QST Energy Trading Inc. have each received approval from the Commission to charge market-based rates. See Central Illinois Light Company, 83 FERC 61,252 (1998); QST Energy Trading, Inc., 74 61,282 (1996).

Illinois, where it also provides retail gas service to approximately 202,000 customers. CILCO distributes electricity in Peoria, Pekin and Lincoln, Illinois and numerous other communities in central and east central Illinois and provides natural gas distribution service in Peoria, Pekin and Springfield, Illinois and numerous other communities in central and east central Illinois. Applicants state that CILCO's natural gas service is exempt from Commission jurisdiction under the Hinshaw Amendment to the Natural Gas Act. Applicants state that the 1998 net generating capability owned by CILCO is approximately 1152 MW. CILCO owns two coal-fired generating stations in central Illinois. Those facilities have a combined capability of 1106 MW. In addition, CILCO owns a 30 MW gas-fired peaking station. CILCO also owns the 16 MW Midwest Grain Cogeneration plant. CILCO has two contracts under which it currently makes wholesale purchases of 150 MW of capacity and energy, plus reserves.

     2.   AES

          AES is a United States-based multinational electric power generation and distribution company with operations in 16 countries worldwide. Applicants state that AES is engaged principally in the development, ownership and operation of electric generating plants and electric distribution companies. Revenues from electric generation and distribution activities accounted for over 95 percent of revenues in 1997. Other activities include the sale of steam from cogeneration operations as well as operational, construction and project development services and gas and power marketing.

          The Commission has authorized the following AES subsidiaries to make wholesale sales of power at market-based rates: (1) AES Power, Inc.; (2) Northern/AES Energy L.L.C.; (3) Commonwealth Chesapeake Company, L.L.C. ; and
(4) AES NY, L.L.C. In addition, the Commission has granted three AES subsidiaries (AES Huntington Beach, L.L.C., AES Alamitos, L.L.C. and AES Redondo Beach, L.L.C.) authority to sell wholesale power and certain ancillary services at market-based rates.

          Applicants state that AES has grown since its founding in 1981 to become one of the largest, if not the largest, global electricity suppliers. They state that AES currently owns and/or operates (entirely or in part) a diverse international portfolio of electric power plants with a total capacity of 23,656 MW, including plants that are part of distribution companies in which AES has an interest. Of that total, 5,025 MW (nine plants) are either qualifying facilities (QFs) or Exempt Wholesale Generators (EWGs) that are located in the United States; 1818 MW (five plants) are located in the United Kingdom; 885 MW (six plants) are located in Argentina; 817 MW (eight plants) are in China; 1,291 MW (three plants) are in Hungary; 6,456 MW (41 plants) are in Brazil; 5,384 MW (seven plants) are in Kazakhstan; 210 MW (one plant) are in the Dominican Republic; 110 MW (one plant) are in Canada; 695 MW (two plants) are in Pakistan; 288 MW (one plant) are in Australia; 405 MW (one plant) are in the Netherlands; and 282 MW (two plants) are in Panama. On a MW-basis, nearly 80 percent of the AES generating capacity is outside of the United States.

          In addition, AES owns Midwest, an Illinois corporation that was incorporated for the sole purpose of the merger transaction.

          Applicants state that AES is not currently a public utility holding company within the meaning of PUHCA. They state that each of the generating facilities in which AES has an interest is or has been (1) owned and operated by a "foreign utility company" within the meaning of section 33 of PUHCA; (2) certified as a QF; (3) determined to be owned and operated by an EWG; or (4) some combination of the foregoing statutory exemptions from regulation under PUHCA.

B.   Description of the Proposed Merger

          Under the terms of the Merger Agreement, the merger would take place in two steps, the second being within AES's discretion. First, Midwest would be merged into CILCORP, with CILCORP as the surviving corporation. As part of the first merger, the common stock of CILCORP would be canceled in exchange for the right to receive $65.00 per share in cash, and the common stock of Midwest would be the common stock of the surviving corporation, CILCORP. AES would own all of CILCORP's common stock and, thus, AES indirectly would own and control all of the common stock of CILCORP's subsidiaries, including CILCO. Thereafter, at the discretion of AES, CILCORP may be merged into AES, with AES as the surviving corporation.

          Following the merger, AES would own and control (directly if the second merger takes place, and indirectly, if it does not) CILCO and its jurisdictional assets. Thus, either or both merger transactions would result in a transfer of control over CILCO and its jurisdictional assets. The Merger Agreement provides that following the merger, each CILCORP subsidiary, including CILCO, will continue to provide the same products and services it provided before the merger.

          Applicants state that CILCORP, the corporation that currently owns CILCO, is an exempt holding company under section 3(a)(1) of PUHCA (the intrastate exemption). Applicants state that they have applied to the Securities and Exchange Commission (SEC) for an exemption for the merged company from registration as a holding company under section 3(a)(5) of PUHCA.3 They state that the SEC's issuance to AES of a section 3(a)(5) exemption to PUHCA is a condition to the closing of the merger. They state that with a section 3(a)(5) PUHCA exemption, the merger will have no effect on the QF status of AES's cogeneration and small power facilities.

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3    Section 3(a)(5) of PUHCA provides that the SEC may exempt from PUHCA any holding company, if:

          such holding company is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public-utility company.

                     III. Notice of Filing and Interventions

          Notice of the Applicants' filing was published in the Federal Register,4 with motions to intervene and protests due on or before April 22, 1999. Timely motions to intervene and protests were filed by Allegheny Energy, Inc. on behalf of itself and its subsidiaries, West Penn Power Company and The Potomac Edison Company (collectively, Allegheny), and by Central Illinois Public Service Company and Union Electric Company, wholly-owned subsidiaries of Ameren Corporation (collectively, the Ameren Companies). Allegheny and the Ameren Companies allege that the proposed merger, and Applicants' application to the SEC for a section 3(a)(5) exemption to PUHCA, will enable the AES QF facilities to avoid the ownership requirements of PURPA. Allegheny further alleges that the post-merger retention of QF status would be inconsistent with the spirit of the Commission's PURPA regulations and would foster economic inefficiencies. Allegheny and the Ameren Companies conclude that the merger would not be in the public interest if it allows the post-merger company to retain more than a fifty percent interest in facilities that at the same time retain QF status.

          Applicants moved to dismiss the protests of Allegheny and the Ameren Companies. Applicants claim that the merger proceeding is not the proper proceeding in which to challenge the effect of the merger on the QF status of AES facilities. Allegheny and the Ameren Companies filed a response to Applicants' motion to dismiss protests.

                                   IV. Discussion

A.   Procedural Matters

          Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. 385.214 (1999), the timely, unopposed motions to intervene of Allegheny and the Ameren Companies serve to make them parties to this proceeding.

          As noted above, Allegheny and the Ameren Companies included "protests" in their motions to intervene. Applicants filed a motion to dismiss the "protests" on the ground that the issues raised (concerning the post-merger QF status of several AES facilities and whether AES should be ordered to divest itself of some of its interests in QFs as a condition of the merger) are irrelevant to the issues in the merger proceeding. We do not agree with Applicants that all of the concerns raised by the intervenors are irrelevant to a merger proceeding, and we address the concerns raised by the intervenors to the extent relevant to this proceeding. Accordingly, we will deny Applicants' motion that we dismiss the protests.

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4    64 Fed. Reg. 10,288 (1999).

B.   Standard of Review

          Section 203(a) of the FPA provides, in relevant part, as follows:

          No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

          16 U.S.C. 824b(a) (1994). Under section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." Id.

          In 1996, the Commission issued its Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers.5 The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

          For the reasons discussed below, we find that Applicants' proposed merger, as conditioned below, is consistent with the public interest. Accordingly, we will approve the merger without further investigation.

C.   Effect on Competition

          In the Merger Policy Statement, the Commission adopted the Department of Justice and Federal Trade Commission (DOJ/FTC) Horizontal Merger Guidelines (Guidelines) as the analytical framework for evaluating the effect of a proposed merger on competition.6 The Merger Policy Statement adopted a five-part analytic screen and established conditions under which the Commission would set the issue of competition for hearing.7 The Commission also stated in the Merger Policy Statement that:

               it will not be necessary for the merger applicants to perform the screen analysis or file the data needed for the screen analysis in cases where the merging firms do not have facilities or sell relevant

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5    See Inquiry Concerning the Commission's Merger Policy Under the Federal
     Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. 31,044 at 30,117-18 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC 61,321 (1997) (Merger
     Policy Statement).

6    FERC Stats. & Regs. at 30,117-18.

7 Id. at 30,119. Appendix A of the Policy Statement provides a detailed description of the analytic screen.

          products in common geographic markets. In these cases, the proposed merger will not have an adverse competitive impact (i.e., there can be no increase in the applicants' market power unless they are selling relevant products in the same geographic markets) so there is no need for a detailed analysis.8

          In the Merger Policy Statement, the Commission observed, however, that the analytic screen . . . is not infallible. In some cases, the screen may not detect certain market power problems.9 As a result, the Commission allowed for showings of competitive harm that would not be indicated by the screen.

     1.   Applicants' Analysis

          Applicants state that they have evaluated the competitive effects of the proposed merger in accordance with the requirements of the Merger Policy Statement and have also considered the Commission's Notice of Proposed Rulemaking for revising merger filing requirements.10 They assert that the proposed merger will have no adverse effect on competition, resulting either from the horizontal or vertical aspects of the consolidation. In regard to horizontal effects, Applicants note that under the Policy Statement, a detailed screen analysis is unnecessary because AES and CILCO do not sell the same products in the same geographic markets.11 With regard to vertical effects, Applicants state that neither party has more than de minimis control over generation inputs and that such inputs are not in locations that could give rise to vertical market power issues. Applicants provide an abbreviated market analysis to support their claim that the proposed merger will not adversely affect competition.

          To support their assertion that a screen analysis is unnecessary, Applicants analyze: (1) installed capacity in a market centered on CILCO and (2) historical transactions data. With regard to the first, Applicants analyze installed capacity for themselves and all utilities directly interconnected with

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8    Id. at 30,136.

9    Id. at 30,119.

10 See Revised Filing Requirements Under Part 33 of the Commission's Regulations, 63 FR 20,340 (1998), FERC Stats. & Regs. 32,528.

11 Applicants note that AES's power marketing subsidiaries, AES Power Inc. and Northern/ AES Energy, LLC (in which it has a 45 percent ownership interest), do not own or control power supplies under long-term contracts (i.e., of one or more year's duration) that are not committed to other purchasers.

CILCO.12 Their analysis shows that for the years 1999 through 2001, the combination of AES's and CILCO's generation assets produces no increase in market share. Applicants provide supporting information showing that AES's generators that are located nearest to the CILCO and Ameren markets (in which CILCO sells) are two to four wheels away.13 They then analyze historical trade data to demonstrate that AES and CILCO have sold no energy to common customers in 1996 and 1997.

          Because CILCO and AES do not compete in the same geographic markets, Applicants conclude that the merger raises no vertical competitive concerns either with regard to CILCO's sales of gas or transmission services or with regard to both CILCO's and AES's control of potential generation sites or emission allowances.14

     2.   Intervenors Concerns

          Allegheny argues that the merger will create competitive distortions because of AES' ownership of certain QFs. Allegheny notes that upon consummation of the merger, AES will own an electric utility (CILCO) and up to 100 percent of seven QFs.15

          Allegheny argues that this result is inconsistent with the rationale relied upon by the Commission when it established the 50 percent ownership limitation. That rationale, according to Allegheny, is substantially based upon concerns about potential self-dealing (i.e., preferring their own QFs to those owned by others) and cross-subsidization (e.g., subsidizing their QFs at the expense of their captive retail customers) by vertically-integrated electric utilities.

          Allegheny argues that QF-owning utilities are potentially able to maximize their competitive positions by subsidizing with QF profits their rates in competitive markets while at the same time forcing competitors to purchase

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12   CILCO's direct interconnections are with Commonwealth Edison Company,
     Ameren, Illinois Power Co., Springfield, City Water Light & Power, Corn Belt Electric Cooperative (Corn Belt), and the Village of Riverton, Illinois (Riverton). Total installed capacity in the market consisting of Applicants and CILCO's direct interconnects is in excess of 40,000 MW. Affidavit of Cliff W. Hamal, February 19, 1999 at Table CWH-6.

13 In support of this argument, Applicants further maintain that the output of these units is fully committed to customers under long-term contracts. They note that while AES has projects under development and other acquisitions are expected to increase the generating capacity under AES's control, those activities are all far from markets in which CILCO operates and the output of the projects generally is sold under long-term contracts. Affidavit of Cliff W. Hamal at 4.

14   Affidavit of Cliff W. Hamel at 16-17.

15   Motion at 12.

high cost QF power. This, Allegheny claims, would cause distortions in competitive power markets.16

          Allegheny requests that the Commission, as a condition of the merger, direct AES to divest portions of its interests in QFs so that it will not own more than 50 percent of any QF. Alternatively, Allegheny requests that the Commission determine that current AES QFs will lose QF status upon consummation of the merger.

          In response, Applicants argue that Allegheny ignores the demonstrated fact that AES owns no QFs located in the vicinity of CILCO's service territory. Therefore, it is highly unlikely that sales from AES's QFs would ever be made to CILCO's customers.17 In response, Allegheny argues that with the current and potential membership in the Midwest Independent Transmission System Operator
(MISO), two of AES's generation facilities would not be three wheels away -- as claimed by Applicants -- but only one wheel away from CILCO.18 As a result, Allegheny claims, it would be very possible for the merged company to use its QFs for self-dealing and cross-subsidization, thereby creating economic inefficiencies.

     3.   Discussion

          As the Commission stated in the Merger Policy Statement, a screen analysis is unnecessary if the merging firms do not have facilities or sell relevant products in common geographic markets. Applicants argue that this is the case here. To support this claim, applicants have provided information on installed capacity in the CILCO market and historical transactions data showing that AES and CILCO sell products in different geographic markets. We note that no intervenor has raised any specific comments or criticisms regarding Applicants' analysis of the competitive effects of the proposed merger, except the QF-related concerns addressed below. Given the foregoing circumstances, the Commission believes that Applicants' approach to evaluating -- and conclusions regarding the competitive effects of the proposed merger are reasonable.

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16   Allegheny claims that it, specifically, will be competitively disadvantaged as a result of the merger because its subsidiaries are forced to purchase power from two AES owned QFs at costs that are substantially above market levels, and upon consummation of the merger, its payments would go to subsidize a utility holding company whose subsidiaries are competing or potentially competing with Allegheny. According to Allegheny, such a result distorts the marketplace and creates a tilted playing field. Id. at 23 and Affidavit of Peter S. Fox-Penner, April 21, 1999 at 5-6.

17   Motion to Dismiss Protests at 7-8.

18 AES's Beaver Valley and Warrior Run QFs, located in Pennsylvania and Maryland, respectively.

          As the Commission observed in the Merger Policy Statement, a basic concern in evaluating the competitive effects of mergers involving entities that own or control electric generation is whether the merger increases the ability of the merged company to affect prices and/or output in electricity markets. This ability can result, for example, from a merger-induced increase in market power, a prerequisite of which is that the merging entities sell relevant products in the same geographic markets.

          We note that Allegheny's concern that the merged company could engage in self-dealing and cross-subsidization (e.g., AES using QF revenues to subsidize generation sales in competitive markets) is based on a largely unsupported and unsubstantiated claim that such behavior could distort competition and result in economic inefficiency. Allegheny makes no persuasive argument that the merged company would have the ability to affect electricity prices or output or that conditions necessaryto do so (i.e., that CILCO and AES sell products in the same geographic market) are present.

          Allegheny argues that because of the MISO, two of AES's generators would be one wheel away from the markets in which CILCO participates, so that it would be very possible for the merged company to engage in competition-distorting self-dealing and cross-subsidization. We do not find this argument compelling. The likely effect of an RTO should be to make markets broader and less concentrated. Moreover, we note that even if AES and CILCO could be considered to sell products in the same geographic market, information on the size and disposition of the output of AES's generators indicates that:
(1) the change in market concentration due to the combining AES's and CILCO's generation will be insignificant, and (2) the output of AES's facilities is committed under long-term contracts, making it more difficult for the merging company to withhold such capacity. As a result, we reject Allegheny's argument that it is essential, in order to prevent distortions in competitive power markets, to limit AES's QF ownership to 50 percent if the SEC grants AES the exempt status it seeks.

          For the reasons discussed above, we find that the proposed merger will not adversely affect competition.

D.   Effect on Rates

          The Merger Policy Statement explains our concern that there be adequate ratepayer protection from adverse rate effects as a result of a merger. It describes various commitments that may be acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and rate reductions.19

          According to the application, the proposed merger will not have an adverse effect on rates. In support, Applicants state that AES has no captive customers and that CILCO serves at wholesale only two transmission dependent

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19   Merger Policy Statement, FERC Stats. and Regs. at 30,123-24.

utilities (TDUs); Riverton and Corn Belt. With respect to generation rates, Applicants maintain that because CILCO's contract with Riverton is a fixed-rate requirements contract, no merger-related costs can be passed through to Riverton.20 With respect to transmission rates, Applicants state that Corn Belt is served under a five-year transmission contract which precludes CILCO from increasing its transmission rate.21 Applicants assert that once these contracts expire, Riverton will be free to obtain sales service on the competitive market and transmission service will be available to both Riverton and Corn Belt under CILCO's open-access tariff.22

          According to the application, CILCO is a participant in the MISO, which has filed a single ISO-wide open-access tariff (MISO tariff).23 Applicants state that the proposed transaction will have no adverse effect on transmission rates because the MISO tariff rates are currently under review by the Commission. Applicants commit that CILCO will not seek any increase in its jurisdictional transmission rates or its MISO tariff rates for a period of four years after the merger is consummated.24 Applicants also maintain that the proposed merger will not have an adverse effect on its market-based rates because those rates are based on the market, not costs.25 With respect to the rates charged by AES affiliates that own QF and EWG generating plants, Applicants state that the proposed merger will not have any effect on these rates, since AES cannot change them unilaterally.26 For the above reasons, Applicants assert that the Commission's ratepayer protection goals are met.

          Intervenors raise no rate or ratepayer protection issues.

          Upon consideration of the above, we conclude that the proposed merger will not adversely affect rates.

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20   The CILCO/Riverton contract terminates February 28, 2001. Application at
     20.

21   Id. at 3.

22   Id.

23 On September 16, 1998, the MISO tariff was accepted for filing with certain rate and non-rate terms set for hearing. Midwest Independent System Operator, 84 FERC 61,231 (1998), order on reh'g, 85 FERC 61,372 (1998).
     However, the MISO has not yet begun operating.

24   Id. at 3 and 22.

25 Id. at 20-21. Applicants further state that CILCORP's power marketing subsidiary, QST Energy, Inc., plans to terminate its marketing activities and will file a request to terminate its market-based rate tariff.

26   Id. at 21.

E.   Effect on Regulation

          As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission
(SEC). We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and the state raises concerns about the effect of the merger on regulation.27

          With respect to Federal regulation, Applicants state that the proposed merger will not result in the formation of a registered public utility holding company under PUHCA, and thus, the Commission's jurisdiction over CILCO will not be affected. In support, Applicants note that CILCORP (CILCO's parent company) is currently an exempt public utility holding company under PUHCA, and that post-merger, AES is expected to enjoy the same status. Applicants also note that, as a condition of closing, the SEC must issue AES an exemption from registration as a holding company under PUHCA section 3(a)(5).28

          With respect to state regulation, Applicants maintain that the proposed merger will have no effect on the Illinois Commerce Commission's (Illinois Commission) jurisdiction over CILCO's retail rates.29

          As noted, Allegheny and Ameren Companies maintain that the proposed merger may allow AES to escape the Commission's qualifying facility (QF) regulations, which restrict utility ownership of QFs to a maximum of fifty percent.30 Allegheny requests that, regardless of whether the SEC grants AES exempt status pursuant to section 3(a)(5) of PUHCA, the Commission should condition the merger on either elimination of QF status of the AES plants, or require divestiture to ensure that the merged company owns no more than fifty percent of any QFs. Ameren Companies request that the Commission delay taking action until the SEC acts on AES's pending request for a section 3(a)(5) exemption. If the exemption is granted, Ameren Companies request that a hearing be held to determine if AES should be subject to the Commission's regulations regarding QF ownership.

          We disagree with Allegheny's and Ameren Companies' contentions that the proposed merger will allow AES to evade our QF regulations. If the SEC

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27   Merger Policy Statement, FERC Stats. and Regs. at 30,124-25.

28 Application at 23. As previously noted, section 3(a)(5) provides an exemption if "such holding company is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principle business of which within the United States is that of a public utility company."

29 On March 10, 1999, the Illinois Commission issued an order approving the proposed merger with respect to its effects on CILCO's gas utility operations.

determines that AES qualifies for exempt status, the Commission's QF ownership requirements do not apply.31 However, if the SEC denies AES's request for exempt status, and AES opts to proceed with the merger,32 AES would have to either divest or reduce its QF ownership as necessary to comply with the Commission's regulations or lose QF status for those facilities where its equity ownership exceeds fifty percent.33

          Allegheny also argues that AES should not be considered to be a foreign utility company, which would allow it to obtain a section 3(a)(5) exemption under PUHCA and thus not be subject to this Commission's QF

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30   According to Allegheny, AES has equity ownership interests in seven QFs;
     six of the AES ownership interests are in the 80 to 100 percent range. Motion at 8.

31   The Commission's ownership requirements are found in 18 C.F.R. 292.206
     (1999). That regulation provides:

          (a) General Rule. A cogeneration facility or small power production facility may not be owned by a person primarily engaged in the generation or sale of electric power (other than electric power solely from cogeneration facilities or small power production facilities).

          (B) Ownership test. For purposes of this section, a cogeneration or small power production facility shall be considered to be owned by a person primarily engaged in the generation or sale of electric power, if more than 50 percent of the equity interest in the facility is held by an electric utility or utilities, or by an electric utility holding company, or companies, or any combination thereof. If a wholly or partially owned subsidiary of an electric utility or electric utility holding company has an ownership interest of a facility, the subsidiary's ownership interest shall be considered as ownership by an electric utility or electric utility holding company.

          (c) Exceptions. For purposes of this section a company shall not be considered to be an "electric utility" company if it:

          (1) Is a subsidiary of an electric utility holding company which is exempt by rule or order adopted or issued pursuant to section 3(a)(3) or 3(a)(5) of the Public Utility Holding Company Act of 1935, 15 U.S.C. 79c(a)(3), 79c(a)(5).

32 While Applicants maintain that receiving PUHCA exempt status is a condition of closing, AES can, under the merger agreement, waive this condition and proceed with the merger as a registered public utility holding company. Application at Exhibit A, Merger Agreement at 61-62. We address this possibility below.

33   See e.g., Coso Energy Developers, et al., 85 FERC 61,355 (1998).

regulations. Similarly, Ameren Companies argue that CILCO's operations are too large to be considered immaterial under section 3(a)(5) of PUHCA. Both Allegheny and Ameren Companies argue that, notwithstanding the SEC's action regarding AES's exemption request, it would be unduly discriminatory to allow AES a less restrictive ownership of a QF than other investor-owned utilities or domestic public utility holding companies.

          Allegheny's and Ameren Companies' arguments regarding AES's status under PUHCA are misplaced. Allegheny and Ameren Companies should raise their concerns with the SEC. We note that the proposed merger does not change the applicability of our QF regulations.

          In light of the above, we will not condition the merger as requested by Allegheny, nor will we delay our finding or require a hearing as requested by Ameren Companies.

          As noted above, Applicants indicate that AES is expected to be an exempt public utility holding company after closing, and, therefore, that the Commission will not lose jurisdiction over intra-corporate transactions. However, if the SEC were to determine that AES does not qualify for exempt holding company status, and AES becomes a registered holding company, Ohio Power34 would deprive this Commission of authority over certain intra-corporate transactions.

          Thus, because AES's status as a holding company under PUHCA is unclear, and because the Commission may not be able to adequately protect ratepayers from affiliate abuse should AES become a registered holding company, we will condition approval of the proposed merger on Applicants' agreeing to abide by our policies with respect to intra-corporate transactions. Applicants shall inform the Commission within 15 days of the date of this order whether this condition is acceptable.

          Accordingly, we find that the proposed merger, as conditioned, will not have an adverse effect on regulation.

F.   Accounting Issues

          According to the application, the merger will take place at the holding company level, with no effect on the account balances or financial statements of the jurisdictional utility, CILCO. For this reason, Applicants request a waiver of the requirement to file their accounting for the merger. Based on Applicants' assertion that CILCO's account balances and financial

---------------

34 Ohio Power Co. v. FERC, 954 F.2d 779, 782-86 (D.C. Cir.), cert. denied, 498 U.S. 73 (1992). Federal Energy Regulatory Commission
statements will not be affected by the merger and the understanding that CILCO will continue to maintain its accounts in accordance with the Commission's Uniform System of Accounts, we will grant the waiver of the requirement to file accounting related to the merger.

The Commission orders:

          (A)  Applicants' motion to dismiss the protests is hereby denied.

          (B) Applicants' proposed merger is hereby approved subject to the commitments and conditions discussed in the body of this order.

          (C) The request for waiver of the requirement to file accounting related to the merger is hereby granted.

          (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

          (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

          (F) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.

          (G) Applicants shall notify the Commission that the merger has occurred within 10 days of the date the merger is consummated.

By the Commission.

(SEAL)

                                        /s/ David P. Boergers
                                        ----------------------------------------
                                        David P. Boergers
                                        Secretary

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:    James J. Hoecker, Chairman;
                         Vicky A. Bailey, William L. Massey,
                         Linda Breathitt, and Curt Hebert, Jr.

Central Illinois Light Company
          and                                             Docket No. EC99-40-001
The AES Corporation


                             ORDER DENYING REHEARING

                            (Issued August 16, 1999)

     On July 16, 1999, Allegheny Energy, Inc., West Penn Power Co. and The Potomac Edison Co. (collectively "Allegheny") filed a timely request for rehearing of the Commission's June 16, 1999 order in this proceeding. Central Illinois Light Company and The AES Corp, 87 FERC 61,293 (1999) (June 16 order). As explained below, we will deny rehearing.

Background

     In the June 16 order, the Commission approved the application filed by Central Illinois Light Company (CILCO) and The AES Corporation (AES) (collectively, Applicants) filed pursuant to section 203 of the Federal Power Act (FPA)1 requesting approval of the merger of CILCO's parent, CILCORP
Inc. (CILCORP), into and with Midwest Energy, Inc. (Midwest), a wholly-owned subsidiary of AES, with CILCORP being the surviving entity, and thereafter, at the option of AES, the merger of CILCORP into AES.

     Applicants stated that they have applied to the Securities and Exchange Commission (SEC) for an exemption for the merged company from registration as a

---------------

1    16 U.S.C. 824b (1994).

holding company under section 3(a)(5) of PUHCA.2 They stated that the SEC's issuance to AES of a section 3(a)(5) exemption to PUHCA is a condition to the closing of the merger. They stated that with a section 3(a)(5) PUHCA exemption, the merger will have no effect on the QF status of AES's cogeneration and small power production facilities under the Commission's regulations.

     A.   Allegheny's Intervention

     Allegheny intervened in the merger proceeding. Allegheny argued that the proposed merger will create competitive distortions because of AES's ownership of certain QFs. Allegheny also argued that AES's post-merger QF ownership of more than fifty percent of a QF would be inconsistent with the ownership restrictions contained in the Public Utility Regulatory Policies Act of 1978 (PURPA) and the Commission's regulations implementing PURPA.

     Allegheny argued that AES should not be considered to be a foreign utility company, which would allow it to obtain a section 3(a)(5) exemption under PUHCA and thus not be subject to this Commission's QF regulations. Finally, Allegheny argued that, notwithstanding the SEC's action regarding AES's exemption request, it would be unduly discriminatory to allow AES to own more than fifty percent of a QF while precluding other investor-owned utilities or domestic public utility holding companies from doing so.

     B.   The Commission's June 16 order

     In its June 16 order, the Commission approved the proposed merger as consistent with the public interest. With respect to the QF ownership issue, the Commission stated that if the SEC grants AES its requested exemption, the

---------------

2 Section 3(a)(5) of PUHCA provides that the SEC may exempt from PUHCA any holding company, if:

          such holding company is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public-utility company.

Commission's QF ownership requirements do not apply; but if the SEC denies the requested exemption, and AES opts to proceed with the merger, AES would have to either divest or reduce its QF ownership as necessary to comply with the Commission's regulations, or lose QF status for those facilities where its ownership exceeds fifty percent. The Commission further stated that the SEC was the proper forum in which to address whether a section 3(a)(5) PUHCA exemption should be granted to the merged company. Finally, the Commission noted that "the proposed merger does not change the applicability of our QF regulations." 87 FERC at 62,162. The Commission accordingly denied Allegheny's request that the merger be conditioned on either loss of the QF status of facilities owned by AES or divestiture of a sufficient equity interest in AES's QF facilities to reduce its equity interests below fifty percent. Id.

     C.   Allegheny's Request for Rehearing

          With one exception, Allegheny has raised many of the same arguments that the Commission has already addressed in its prior order, and nothing raised causes us to revise our earlier finding. However, on rehearing Allegheny now argues that Applicants are attempting to create a regulatory gap by having argued to this Commission that this Commission should defer to the SEC regarding exemption from PUHCA, and now arguing to the SEC that this Commission has already addressed the QF ownership issue so that the SEC should not consider the QF issue in determining whether to grant AES the requested exemption from PUHCA. Allegheny states that if the Commission and the SEC accept AES's arguments, the result will be that the post-merger entity will be permitted to retain more than fifty percent ownership of QFs without any finding that the continued QF ownership complies with PURPA or is in the public interest.

          Allegheny urges that the Commission, in order "[t]o prevent this regulatory gap,"3 determine: (1) whether the merger is in the public interest, if the SEC grants the requested section 3(a)(5) exemption, given the fact that the merged company will own more than 50 percent of its QFs; and (2) whether it is discriminatory to allow the AES/CILCORP merged company to own more than 50 percent of its QFs while denying such ownership to the merged CalEnergy/MidAmerican company.4 Finally, Allegheny requests that the merged company be prohibited from owning more than fifty percent of any QF.

---------------

3    Request for Rehearing at 8.

4 See MidAmerican Energy Company and MidAmerican Energy Holdings Company, 85 FERC 61,354 (1998).

Discussion

          We will deny rehearing. As an initial matter, we note that Allegheny's allegation of a regulatory gap is premised on its notion that this Commission and the SEC can somehow be misled by CILCO/AES into failing to take all relevant facts and law into account in three types of related, but separate determinations, i.e., (1) the determination by the SEC whether the merged company satisfies the requirements for an exemption under section 3(a)(5) of PUHCA; (2) our determination of whether the merger is in the public interest; and (3) any determination by this Commission concerning the QF status of the AES facilities following merger.5

---------------

5 Allegheny's concerns about the QF status of the facilities relate to whether the AES facilities will satisfy the ownership requirements for QF status following the merger. The Commission's ownership requirements are found in 18 C.F.R. 292.206 (1999). That regulation provides:

          (a) General Rule. A cogeneration facility or small power production facility may not be owned by a person primarily engaged in the generation or sale of electric power (other than electric power solely from cogeneration facilities or small power production facilities).

          (B) Ownership test. For purposes of this section, a cogeneration or small power production facility shall be considered to be owned by a person primarily engaged in the generation or sale of electric power, if more than 50 percent of the equity interest in the facility is held by an electric utility or utilities, or by an electric utility holding company, or companies, or any combination thereof. If a wholly or partially owned subsidiary of an electric utility or electric utility holding company has an ownership interest of a facility, the subsidiary's ownership interest shall be considered as ownership by an electric utility or electric utility holding company.

          (c) Exceptions. For purposes of this section a company shall not be considered to be an "electric utility" company if it:

          (1) Is a subsidiary of an electric utility holding company which is exempt by rule or order adopted or issued pursuant to section 3(a)(3) or 3(a)(5) of the Public Utility Holding Company Act of 1935, 15 U.S.C. 79c(a)(3), 79c(a)(5).

          We disagree, and reiterate our finding that the proposed merger will not allow Applicants to evade our regulations, nor will it create a regulatory gap in the event Applicants receive the requested PUHCA exemption. We continue to believe that the public interest concerns regarding the merger, and whether AES's current QFs will continue to satisfy the ownership requirements for QF status following the merger, are best addressed in separate proceedings.6
This conclusion is consistent with the approach we took in the CalEnergy/MidAmerican merger proceeding (cited by Allegheny in its Request for Rehearing at 3), where we stated:

          The effect of the merger on the projects' QF status and SoCal Edison's related concerns are addressed in the relevant QF proceedings, and are independent of whether the merger is consistent with the public interest.7

          Moreover, Allegheny remains free to challenge the QF status of any facilities the merged company claims have QF status. Allegheny's challenges, however, must be made in QF status proceedings, not in the merger proceeding. In addition, we reiterate that the SEC remains the proper forum in which Allegheny should address its concerns regarding that agency's granting of a section 3(a)(5) exemption to the merged company.

          Turning to Allegheny's request that this Commission consider whether it is discriminatory to allow the AES/CILCORP merged company to own more than 50 percent of its QFs, while denying such ownership to the merged CalEnergy/MidAmerican company, we note that Allegheny's allegations of discrimination are at this point entirely speculative in that the SEC has not yet granted AES its requested exemption. If the requested exemption is not granted, AES will have to take divestiture action similar to that taken by CalEnergy following its merger in order to retain QF status for its facilities, and thus there could be no claim of discriminatory action.

---------------

6 In this regard, the Commission made the finding that themerger is consistent with the public interest, 87 FERC at 62,156, 62,158; that the merged company's ownership of QFs will not adversely affect competition, 87 FERC at 62,161, and the merged company's ownership of QFs will not adversely affect regulation 87 FERC at 62,162. Nothing in the record supports Allegheny's allegation that this Commission has been misled in making these determinations.

7 MidAmerican, 85 FERC at 62,367. Federal Energy Regulatory Commission 88 FERC P 61,181, 1999 WL 619557 (F.E.R.C.)

          On the other hand, it is clear that AES/CILCORP and CalEnergy/MidAmerican will not be similarly situated if the SEC grants the requested exemption. If the requested exemption is granted, AES/CILCORP and CalEnergy/MidAmerican will have different legal statuses. When entities are not similarly situated, differing treatments do not result in undue discrimination.

The Commission orders:

          Allegheny's request for rehearing is hereby denied.

By the Commission.

(SEAL)



                                        /s/ Linwood A. Watson, Jr.
                                        ----------------------------------------
                                        Linwood A. Watson, Jr.
                                          Acting Secretary